UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2026

Commission File Number: 001-42557

RedCloud Holdings plc

(Registrant’s Name)

167-169 Great Portland Street, 5th Floor,

London, W1W 5PF, United Kingdom

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Other Events

On February 27, 2026, RedCloud Holdings plc (the “Company”) entered into two substantially similar financing arrangements with 3i, LP and Alto Opportunity Master Fund SPC (each, an “Investor”). Each Investor acquired a senior convertible note issued by the Company (each, a “Senior Convertible Note” and, together the “Senior Convertible Notes”) with an original face amount of $2,173,913 for cash proceeds of $2.0 million, resulting in aggregate cash proceeds of $4.0 million.

On June 16, 2026, the Company entered into amendments and waivers relating to both Senior Convertible Notes (the “Amendments”). Among other changes, the Amendments reduced the conversion price from $1.30 to $0.57, revised the contractual principal balances and waived specified registration-related defaults and associated claims. The net effect of the Amendments was to increase the outstanding principal balances by $1,833,328.

On October 26, 2026, following contractual repayments, certain conversions at the election of the holders, as well as a mutual agreement for an early redemption, the Company fully repaid the outstanding amounts under the Senior Convertible Notes using proceeds from a non-dilutive shareholder loan. Following repayment, the Senior Convertible Notes have been fully satisfied and extinguished and the Company plans to deregister the unsold ordinary shares under the applicable registration statement.

On October 26, 2026, the Company issued a press release, a copy of which is furnished as Exhibit 99.1 to this Report on Form 6-K.

Incorporation by Reference

The information contained in this Report on Form 6-K, other than Exhibit 99.1, is hereby incorporated by reference into the Company’s Registration Statement on Form F-3 (File No. 333-296836). Exhibit 99.1 shall not be incorporated by reference into any registration statement or other filing under the Securities Act, unless expressly incorporated by reference therein.

Forward-looking Statements

This Report on Form 6-K contains forward-looking statements that involve risks and uncertainties. The risks and uncertainties involved include plans to deregister the unsold ordinary shares under the applicable registration statement and other risks detailed from time to time in the Company’s periodic reports and other filings with the U.S. Securities and Exchange Commission. You are cautioned not to place undue reliance on forward-looking statements, which are based on the Company’s current expectations and assumptions and speak only as of the date of this Report on Form 6-K. The Company does not intend to revise or update any forward-looking statement in this Report on Form 6-K as a result of new information, future events or otherwise, except as required by law.

Exhibit Index

Exhibit No.	Description
99.1	Press Release, dated October 26, 2026.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RedCloud Holdings plc

By:	/s/ Justin Floyd
Name:	Justin Floyd
Title:	Chief Executive Officer

Date: October 27, 2026